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Exhibit 99.1

Please VOTE Today!

We still have not received your vote. If you have already returned your ballot, please disregard this notice.

The General Partners of Winthrop Residential Associates, II is recommending that you vote in favor of this transaction that will result in the liquidation of your investment. Your consent is needed to approve the transaction and distribute $380 per share in cash to you and the other Limited Partners.

If you have any questions please call us at 1-800-605-6774.

PLEASE sign and return the enclosed ballot today or you can fax the ballot to (617) 570-4710.

For your convenience, we have also enclosed a stamped envelope.

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Please VOTE Today!